Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN 55101-2098
www.securian.com
651.665.3500

October 19, 2012

VIA EDGAR

Securities and Exchange Commission                              [Securian Logo]
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549-4644

RE: Pre-Effective Amendment Filing Under the Securities
    Act of 1933 and the Investment Company Act of 1940
    Variable Annuity Account 333-182763 and 811-04294

Dear Ladies and Gentlemen:

On behalf of the Variable Annuity Account, (the "Registrant"), and in connection with the Registration Statement of the Registrant under the Securities Act of 1933 and the Investment Company Act of 1940, we are herewith filing electronically with the Securities and Exchange Commission (the "Commission"), pursuant to the Commission's EDGAR system, a copy of Pre-Effective Amendment #1.

This filing incorporates Staff comments as well as financial statements, as well as other non-material changes.

Any questions or comments regarding this filing may be directed to the undersigned at (651) 665-4145.

Sincerely,

/s/ Daniel P. Preiner

Daniel P. Preiner
Associate Counsel